SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SG BLOCKS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78418A 307

(CUSIP Number)

Mahesh S. Shetty

c/o SG Blocks, Inc.

195 Montague Street, 14th Floor

Brooklyn, NY 11201

(646) 240-4235

With a copy to:

David D. Watson

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A 307	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Mahesh S. Shetty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 285,183*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 285,183*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 285,183*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%**
14	TYPE OF REPORTING PERSON IN

* Includes 260,183 shares of Common Stock that may be acquired through the exercise of stock options (including 17,148 shares issuable upon the exercise of stock options exercisable within 60 days of the date of this Schedule 13D) and 25,000 shares of Common Stock held by Mr. Shetty directly.

** All percentages reported herein are calculated based upon an aggregate of 4,260,041 shares of Common Stock outstanding as of August 10, 2018, as reported on the Company’s Quarterly Report on Form 10-Q, filed on August 14, 2018.

CUSIP No. 78418A 307	13D	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and restates the information set forth in the Schedule 13D filed by Mahesh S. Shetty (the “Reporting Person”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2017 (the “Schedule 13D”) relating to his ownership interests in the common stock, par value $0.01 per share (the “Common Stock”) of SG Blocks, Inc., a Delaware corporation (the “Company”).

Item 1. Security and Issuer.

This Amendment No. 1 relates to the Common Stock of the Company. The Company’s principal executive offices are located at 195 Montague Street, 14th Floor, Brooklyn, NY 11201.

Item 2. Identity and Background.

This Schedule 13D is filed by Mahesh S. Shetty, a U.S. citizen. The Reporting Person’s principal occupation is serving as the Chief Financial Officer and a director of the Company. The Reporting Person’s business address is c/o SG Blocks, Inc., 195 Montague Street, 14th Floor, Brooklyn, NY 11201.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the SG Blocks, Inc. Stock Incentive Plan (the “Incentive Plan”), the Reporting Person has been granted 317,999 options by the Company as consideration for his roles as Chief Financial Officer and director of the Company. As of the date of this Amendment No. 1, 260,183 of such options are currently exercisable or will be exercisable within 60 days.

On June 27, 2017, in connection with the Company’s public offering of Common Stock pursuant to the Registration Statement on Form S-1 filed with the SEC on February 6, 2017 and effective as of June 21, 2017 (the “Public Offering”), the Reporting Person acquired 20,000 shares of Common Stock for $5.00 per share, for aggregate consideration of approximately $100,000. The source of the purchase price was the Reporting Person’s personal funds. No borrowed funds were used in the purchase of such shares.

On August 16, 2018, the Reporting Person acquired 2,500 shares of Common Stock pursuant to an open market purchase at a price of $4.1492 per share, for aggregate consideration of approximately $10,373. On August 17, 2018, the Reporting Person acquired an additional 2,500 shares of Common Stock pursuant to an open market purchase at a price of $4.139 per share, for aggregate consideration of approximately $10,348. The source of the purchase price was the Reporting Person’s personal funds. No borrowed funds were used in the purchase of such shares.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock reported in this Amendment No. 1 for investment purposes and as part of his compensation as an officer and director of the Company. The Reporting Person may continue to be granted stock options or other equity compensation as part of his compensation as the Chief Financial Officer of the Company and director. He may acquire additional securities of the Company or dispose of additional securities of the Company at any time and from time to time in the open market or otherwise.

Except for transactions in his capacity as an officer or director of the Company and as set forth in this Amendment No. 1, the Reporting Person does not have any present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investment in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 78418A 307	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially owns in the aggregate 285,183 shares of Common Stock, which represents approximately 6.3% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Amendment No. 1 is based upon an aggregate of 4,260,041 shares of Common Stock outstanding as of August 10, 2018, as reported on the Company’s Quarterly Report on Form 10-Q, filed on August 14, 2018.

(b)       The Reporting Person has sole voting and dispositive power over the shares of Common Stock held by him.

(c)       On August 16, 2018, the Reporting Person acquired 2,500 shares of Common Stock pursuant to an open market purchase at a price of $4.1492 per share, for aggregate consideration of approximately $10,373. On August 17, 2018, the Reporting Person acquired an additional 2,500 shares of Common Stock pursuant to an open market purchase at a price of $4.139 per share, for aggregate consideration of approximately $10,348.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

The information set forth in Items 3, 4 and 5 above is incorporated in this Item 6 in its entirety.

The Reporting Person is the Chief Financial Officer and a director of the Company and, accordingly, may have the ability to affect and influence control of the Company.

Employment and Stock Option Agreements

The Reporting Person and the Company are parties to an Employment Agreement, dated March 10, 2017 and effective January 1, 2017. The Reporting Person is also a party to various stock option agreements under the Incentive Plan, relating to his positions as Chief Financial Officer and Director.

Item 7. Material to Be Filed as Exhibits.

1.	Employment Agreement, dated March 10, 2017, between Mahesh S. Shetty and SG Blocks, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K as filed by SG Blocks, Inc. with the Securities and Exchange Commission on March 14, 2017).

2.	Form of SG Blocks, Inc. Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed by SG Blocks, Inc. with the Securities and Exchange Commission on November 1, 2016).

CUSIP No. 78418A 307	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2018

By:	/s/ Mahesh S. Shetty
Mahesh S. Shetty